Lux Health Tech Acquisition Corp.

920 Broadway, 11th Floor

New York, NY 10010

October 9, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Liz Packebusch, Staff Attorney

Laura Nicholson, Special Counsel

Office of Energy & Transportation

Re: Lux Health Tech Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 11, 2020

CIK No. 0001823767

Ladies and Gentlemen:

This letter sets forth the responses of Lux Health Tech Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated October 8, 2020 (the “Comment Letter”) with respect to the Company’s confidential draft registration statement on Form S-1 (the “Registration Statement”) submitted to the Commission on September 11, 2020.

Concurrently with the submission of this letter, we are publicly filing through EDGAR our Registration Statement on Form S-1 (“S-1”). For your convenience, we have hand delivered three copies of this letter, as well as three copies of the S-1 marked to show all changes made since the initial submission of the Registration Statement.

For your convenience, we have reproduced each comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below each such comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to such terms in the S-1.

A Letter From Our Team, page ii

1.

Please balance statements in the letter relating to the advantage in accessing acquisition opportunities across healthcare and technology with disclosure elsewhere in your filing that the registrant may pursue business combination opportunities in any sector, and may enter into its initial business combination with a target that does not meet the identified general criteria and guidelines.  In addition, we note that the letter was signed by Josh Wolfe.  Please revise to clarify whether Mr. Wolfe will serve as an officer or director of the registrant.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure in the Registration Statement that the Company may pursue business combination opportunities in any sector.  The Company has also revised the letter to note that there can be no assurance that the Company will be able to identify and acquire a company that meets all of the criteria set forth in

Securities and Exchange Commission

October 9, 2020

the letter and to clarify that Mr. Wolfe is a managing member of Lux Ventures Partners VI, LLC, which is the general partner of the controlling owners of the Company's sponsor.  Please see pages ii, 2, 4, 48, 49, 58, 70, 85, 86 and 93 of the S-1.

Proposed Business, page 2

2.

We note that your sponsor is identified, at page 1 of your summary, as well as elsewhere in your submission, as Lux Encore Sponsor, LP. However, disclosures at pages 2 and 82 state that your sponsor is Lux Capital. Please revise these disclosures to clarify the identity of your sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.  Please see pages ii, 2 and 85 of the S-1.

Principal Stockholders, page 115

3.

Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Lux Encore Sponsor, LP.  See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to disclose the natural persons who are the managing members of Lux Venture Partners VI, LLC, which is the general partner of the controlling owners of the Company’s sponsor.    Please see page 3 of the S-1.

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Securities and Exchange Commission

October 9, 2020

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Lux Health Tech Acquisition Corp.

By: /s/ Segolene Scarborough

Name: Segolene Scarborough

Title:Chief Financial Officer and Treasurer

Cc:Ryan J. Maierson, Latham & Watkins LLP